Exhibit 99.2

Cardiome Reports Fourth Quarter and Full Year 2015 Financial Results

Cardiome to conduct conference call and webcast today,
March 10, 2016 at 8:00 a.m. Eastern (5:00 a.m. Pacific)

NASDAQ: CRME    TSX: COM

VANCOUVER, March 10, 2016 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for its fourth quarter and year ended December 31, 2015. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Summary of Operations

Since the beginning of 2015 to date, Cardiome has:

•	Received BRINAVESSTM reimbursement approval in Belgium
•	Inlicensed Esmocard® and Esmocard Lyo®
•	Inlicensed TREVYENT®
•	Submitted Supplemental New Drug Submission (SNDS) for AGGRASTAT® in Canada
•	Initiated BRINAVESSTM Phase 1 Study in China
•	Entered into partnership to commercialize AGGRASTAT® in China
•	Entered into co-promotion agreement for EXEMBOL® in the UK
•	Filed NDS seeking Canadian approval of Vernakalant
•	Filed an Orphan Drug Application for Oral Vernakalant in the U.S.
•	Filed marketing authorization application in the Kingdom of Saudi Arabia
•	Entered into commercialization agreement with partner in South Korea for BRINAVESSTM

Commenting on Cardiome's year, Dr. William Hunter, CEO, said "2015 unfolded mostly as we expected it would.  Cardiome was focused on defending against the generic pressure on AGGRASTAT sales that was occurring in some of our markets and growing BRINAVESS sales. With generics having entered the larger European markets as expected, we believe the greatest impact from them is behind us as those markets have begun to stabilize in the last half of the year.  As we continue our efforts to regain market share in those markets and to enter into new markets, we expect revenues from AGGRASTAT to grow modestly during 2016.  Our recent product additions of EXEMBOL and ESMOCARD will start to have a positive impact on our results in 2016. Beyond that, we are preparing for the potential Canadian launches of BRINAVESS and AGGRASTAT early in 2017, as well as TREVYENT in our territories after that. We believe our current product portfolio will result in profitability within two to three years.  However, we hope to accelerate that timeline as we continue to be very active in business development activities."

Financial Results for 2015

Cardiome recorded a net loss of $24.5 million (loss per share of $1.34) for the year ended December 31, 2015, compared to a net loss of $18.2 million (loss per share of $1.12) for the year ended December 31, 2014. The net loss in 2015 was negatively impacted by foreign exchange translation and a number of one-time non-recurring factors.

Revenue for the year ended December 31, 2015 was $20.9 million compared to revenue of $30.0 million for the year ended December 31, 2014. The decrease was due to foreign exchange translation on Euro denominated revenue ($2.0 million), the timing of distributor sales which included a distributor's 2015 order ($1.7 million) being delayed to 2016, a decrease in AGGRASTAT® sales due to generic competition versus the previous year and a reserve recorded against revenue in relation to disputed historical product returns with a distributor.  The dispute was subsequently settled for approximately $1.0 million in the first quarter of 2016.

Gross margin increased to 68.5% for the year ended December 31, 2015, compared to 66.6% for the year ended December 31, 2014. The change in gross margin is primarily due to changes in customer mix as well as a decrease in current period supply chain restructuring costs.  Included in cost of goods sold for the year ended December 31, 2015 was a $1.1 million charge for a write-down of inventory as a result of the termination of a distribution agreement.  Excluding this one-time charge, gross margin for the year ended December 31, 2015 would have been 73.9%.

Selling, general and administration ("SG&A") expense was $31.0 million for the year ended December 31, 2015, compared to $33.8 million for the year ended December 31, 2014. The decrease was due primarily to the reduction of an accrued liability for a potential payment to the Italian medicine authorities following a favourable outcome for Cardiome, one-time costs incurred in the prior year related to the acquisition of Correvio, and the impact of foreign exchange translation year-over-year. These decreases were partially offset by an increase in stock-based compensation as a result of market fluctuation changes to Cardiome's share price.

Research and development expense for the year ended December 31, 2015 was $3.2 million, compared to $0.6 million for the year ended December 31, 2014.  The increase was due primarily to a $3.0 million upfront payment to SteadyMed Ltd. upon the execution of a license and supply agreement for TREVYENT® in the second quarter of 2015.

Interest expense was $2.3 million for the year ended December 31, 2015, compared to $1.5 million for the year ended December 31, 2014.  The increase was due primarily to interest expense incurred on the senior secured term loan facility that Cardiome entered into in July 2014.

Financial Results for the Fourth Quarter of 2015

Cardiome recorded a net loss of $7.4 million (loss of $0.37 per common share) for the fourth quarter of 2015, compared to a net loss of $6.5 million (loss of $0.39 per common share) for the fourth quarter of 2014.

Revenue for the three months ended December 31, 2015 was $4.7 million, compared to $7.0 million for the three months ended December 31, 2014. The decrease was due to the timing of distributor sales which included a distributor's 2015 order ($1.7 million) being delayed to 2016, a decrease in AGGRASTAT® sales as a result of generic competition and foreign exchange translation on Euro denominated revenue ($0.3 million).

SG&A expense for the three months ended December 31, 2015 was $8.3 million, compared to $9.1 million for the three months ended December 31, 2014.  The decrease was due primarily to the impact of foreign exchange on Cardiome's non-U.S. dollar denominated expenses.

Liquidity and Outstanding Share Capital

At December 31, 2015, the company had cash and cash equivalents of $17.7 million. As of March 9, 2016, there were 20,356,848 common shares issued and outstanding, and 1,472,077 common shares issuable upon the exercise of outstanding stock options (of which 1,006,243 were exercisable) at a weighted average exercise price of CAD $5.87 per share, and 132,108 restricted share units outstanding.

Conference Call

Cardiome will hold a teleconference and webcast on March 10, 2016 at 8:00 a.m. Eastern (5:00 a.m. Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 07085912. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 7, 2016. Please dial 416-764-8677 or 888-390-0541 and enter code 085912# to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed TREVYENT®, a development state drug device combination that is under development for Pulmonary Arterial Hypertension, for Europe, the Middle East and for Canadian markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(In thousands of U.S. dollars, except share amounts)

	December 31, 2015	December 31, 2014

Assets

Current assets:
Cash and cash equivalents	$17,661	$12,708
Restricted cash	2,196	2,320
Accounts receivable, net of allowance for doubtful accounts of $424 (2014 - $596)	6,814	9,504
Inventories	4,401	5,335
Prepaid expenses and other assets	1,408	1,703
Deferred income tax assets	469	439
	32,949	32,009

Property and equipment	740	811
Intangible assets	14,221	16,156
Goodwill	318	318
Other assets	402	821
	$48,630	$50,115

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$10,488	$13,057
Current portion of long-term debt	4,000	1,714
Current portion of deferred consideration	2,619	3,044
Current portion of deferred revenue	188	-
	17,295	17,815

Long-term debt	6,000	10,286
Deferred consideration	2,478	4,544
Deferred revenue	2,647	-
Other long-term liabilities	274	331
	28,694	32,976

Stockholders' equity:
Common stock	312,019	284,760
Authorized - unlimited number without par value
Issued and outstanding – 20,147,337 (2014 – 16,591,002)
Additional paid-in capital	34,678	34,229
Deficit	(343,435)	(318,973)
Accumulated other comprehensive income	16,674	17,123
	19,936	17,139
	$48,630	$50,115

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, except share and per share amounts)

	December 31, 2015	December 31, 2014
Revenue:
Product and royalty revenue	$20,795	$30,042
Licensing and other fees	115	-
	20,910	30,042
Cost of goods sold	6,587	10,027
	14,323	20,015
Expenses:
Selling, general and administration	31,004	33,813
Research and development	3,223	637
Amortization	2,177	2,150
	36,404	36,600
Operating loss	(22,081)	(16,585)

Other expense (income):
Interest expense	2,260	1,483
Other expense	175	136
Foreign exchange gain	(43)	(26)
	2,392	1,593
Loss before income taxes	(24,473)	(18,178)
Income tax expense (recovery)	(11)	49
Net loss	$(24,462)	$(18,227)

Other comprehensive loss:
Foreign currency translation adjustments	449	835
Comprehensive loss	$(24,911)	$(19,062)
Loss per common share
Basic and diluted	$(1.34)	$(1.12)
Weighted average common shares outstanding
Basic and diluted	18,198,840	16,230,308

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars)

	December 31, 2015	December 31, 2014
Operating activities:
Net loss	$(24,462)	$(18,227)
Items not affecting cash:
Amortization	2,177	2,150
Amortization of deferred financing fees	525	222
Stock-based compensation	2,205	1,141
Write-down of property and equipment	-	188
Write-down of inventory	2,028	1,547
Unrealized foreign exchange gain	(43)	(520)
Changes in operating assets and liabilities:
Restricted cash	(31)	(175)
Accounts receivable	3,067	(3,495)
Inventories	(1,094)	(286)
Prepaid expenses and other assets	212	(393)
Deferred consideration	-	(558)
Deferred revenue	1,885	-
Accounts payable and accrued liabilities	(2,776)	(121)
Net cash used in operating activities	(16,307)	(18,527)

Investing activities:
Purchase of property and equipment	(132)	(522)
Increase in intangible assets	(39)	(78)
Net cash used in investing activities	(171)	(600)

Financing activities:
Issuance of common stock	28,334	13,821
Share issue costs	(1,650)	(1,415)
Issuance of common stock upon exercise of stock options	293	148
Proceeds from issuance of long-term debt	-	12,000
Repayment of long-term debt	(2,000)	-
Financing fees	(106)	(1,043)
Payment of deferred consideration	(3,049)	(2,540)
Net cash provided by financing activities	21,822	20,971
Effect of foreign exchange rate changes on cash and cash equivalents	(391)	(120)
Increase in cash and cash equivalents during the year	4,953	1,724
Cash and cash equivalents, beginning of year	12,708	10,984
Cash and cash equivalents, end of year	$17,661	$12,708

Supplemental cash flow information:
Interest paid	$1,826	$1,104
Interest received	20	46
Net income taxes paid	693	332

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Investor Relations, (604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 07:00e 10-MAR-16